Nathaniel August
Mangrove Partners
10 East 53rd Street, 31st Floor
New York, NY 10022

February 25, 2011

The Board of Directors
CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, NH 03833

Dear Sirs:

We have repeatedly reached out to you through letters and phone messages over the last two months to express our sincere concern that the proposed acquisition of CPEX Pharmaceuticals, Inc. (the “Company” or “CPEX”) for $27.25 per common share (the “Merger”) grossly undervalues CPEX and does not maximize value for stockholders.   Unfortunately our attempts at engaging in a constructive dialogue have been met with silence from the Board.  As a holder of 149,373 shares representing approximately 5.71% of the outstanding shares of CPEX, we are extremely disappointed that, despite leaving literally dozens of phone messages for the Company’s CEO/Director John Sedor and the Company’s CFO Robert Hebert, we have been unable to open a dialogue with the Company.   Although we realize that CEO/Director John Sedor has much to gain monetarily from the Merger, his first duty as a director is to stockholders.  Our attempts to contact the Company predate the Merger announcement and we are concerned that this lack of responsiveness to stockholders reflects a confusion on the part of the Board and management with regards to who truly owns the Company and for whose benefit the Company should be run – the stockholders.

Although you have chosen to ignore our overtures, several other large stockholders have reached out to us following the filing of our 13D on January 31, 2011 to express their dissatisfaction with the Merger. We prepared the attached presentation to answer many of the questions we have received and explain why we have chosen to vote against the Merger. In the presentation, we have attempted to answer the following three questions:

1)	Is the Merger fair to CPEX stockholders?

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com

2)	If it is unfair, why is management pursuing the Merger?
3)	Are there better alternatives?

Our analysis of the Company’s proxy statement has led us to the clear conclusion that the Merger is at a meaningful discount to any reasonable metric of fair value, that management probably recommended the Merger simply to earn their change of control payments, and that a strategy of refocusing the Company on paying dividends would be a superior outcome to the $27.25 per share stockholders would receive in the Merger. We therefore intend to vote against the Merger.  In the event the Merger is defeated and in order to help the Company with a transition to a new strategy, my partner, Jeffrey Kalicka, and I would be pleased to serve on the Company’s Board of Directors without compensation. To be clear, we are not seeking to serve on the Board until the Merger is defeated and while we are willing to serve, we are not currently seeking proxies to elect us to the Board.

While we believe our analysis is accurate and robust, we would nonetheless appreciate your input on our concerns and encourage the Company to correct any material inaccuracies in the attached presentation. Naturally, we would take continued silence on the Company’s part as an admission that our analysis is correct. One implication of that admission would be that the DCF analysis in the Company’s definitive proxy statement is flawed and that the Company’s intrinsic value is well in excess of $27.25 per share.

We remind you that Mangrove Partners is one of the Company’s largest investors and that our interests are perfectly aligned with other stockholders. We have no interest other than maximizing value to stockholders. We hope to open a productive dialogue with you to achieve a superior outcome for all of the Company’s stockholders.

Sincerely,

/s/ Nathaniel August
Nathaniel August

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com